UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 333-161557

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-.

Other Information

Attached hereto as Exhibit 99.1 is an information statement of China Ceramics Co., Ltd. (the “Company”) relating to an amendment of the Company’s Memorandum of Association to designate the par value of the Company’s shares as $0.001 par value per share.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the information statement is not subject to pre-mailing review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the information statement because it contains important information about the Company and the amendment to the Company’s Memorandum of Association. Copies of the information statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Ceramics Co., Ltd., c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC; ATTN: Chief Financial Officer.

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Definitive Information Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2010

CHINA CERAMICS CO., LTD.
By: /s/ Hen Man Edmund Name: Hen Man Edmund Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Definitive Information Statement